                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)*

                         HEALTH OUTCOMES MANAGEMENT INC.
             ------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 Par Value Per Share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                               42219F   10     5
                -----------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42219F 10 5                13G                            Page 2

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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DANIEL GREENBERG
        ###-##-####
----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        A [ ]
                                        B [ ]
----------------------------------------------------------------------------
        SEC USE ONLY
3
---------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
4
                United States
--------------------------------------------------------------------------
                                               SOLE VOTING POWER
   NUMBER OF                  5
                                               510,000
   SHARES                     ---------------------------------------------
                                               SHARED VOTING POWER
   BENEFICIALLY               6
                                               NONE
   OWNED BY                   ----------------------------------------------
                                               SOLE DISPOSITIVE POWER
   EACH                       7
                                               510,000
   REPORTING                  ----------------------------------------------
                                               SHARED DISPOSITIVE POWER
   PERSON                     8

   WITH                                        NONE
---------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
        510,000
---------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

---------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
        6.0%
---------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
12
        IN
---------------------------------------------------------------------------

Item 1(a)        Name of Issuer:
        Health Outcomes Management Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices
        2331 University Ave. SE
        Minneapolis, MN 55414

Item 2(a)        Name of Person(s) Filing:
        Daniel Greenberg

Item 2(b)        Address of Principal Office, Or If None, Residence:
        6060 Sepulveda Boulevard
        Van Nuys, California 91411-2512

Item 2(c)        Citizenship:
        United States

Item 2(d)      Title of Class of Securities:
        Common Stock, $.01 par value per share

Item 2(e)      CUSIP Number:
        42219F   10  5

Item 3        If this statement is filed pursuant to Rules 13d-1(b)
              or 13d-2(b), check whether the person filing is a:
   (a) [ ]        Broker or Dealer registered under Section 15 of the Act
   (b) [ ]        Bank as defined in Section 3(a)(6) of the Act.
   (c) [ ]        Insurance Company as defined in section 3(a)(19) of the
                   Act
   (d) [ ]        Investment Company registered under section 8 of the
                   Investment Company Act
   (e) [ ]        Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940
   (f) [ ]        Employee Benefit Plan, Pension Fund which is subject to
                   the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [ ]        Parent Holding Company, in accordance with Section
                   240.13d-1 (b) (1) (ii) (G).
   (h) [ ]        Group in accordance with Section 240.13d-
                   1(b)(1)(ii)(H)
                  Not Applicable

Item 4        Ownership
   (a)         Amount Beneficially Owned:
              510,000 are owned by Daniel Greenberg.

   (b)        Percent of Class:
         Approximately 6.0%
   (c)        Number of shares as to which such person has:
            (i)        sole power to vote or to direct the vote:
                       510,000

           (ii)        shared power to vote or to direct the vote:
                       NONE

          (iii)        sole power to dispose or to direct the disposition of:
                       510,000

           (iv)        shared power to dispose or to direct the disposition of:
                       NONE


Item (5)        Ownership of Five Percent or Less of Class:
         Not Applicable

Item (6)        Ownership of More than Five Percent on Behalf of
                Another Person:
         Not Applicable


Item (7) Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
         Not Applicable


Item (8)       Identification and Classification of Members of the Group:
         Not Applicable

Item (9)       Notice of Dissolution of Group:
         Not Applicable


Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:           July 24, 1997

Signature:      /s/ Daniel Greenberg
                ----------------------------------
Name:           Daniel Greenberg
                ----------------------------------


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).